UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 1, 2020

FIDELITY D & D BANCORP, INC.
(Exact name of Registrant as specified in its charter)

Pennsylvania	001-38229	23-3017653
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Blakely and Drinker Streets, Dunmore, PA	18512
(Address of principal executive offices)	(Zip Code)

(570) 342-8281
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	FDBC	The NASDAQ Stock Market, LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CURRENT REPORT ON FORM 8-K

Explanatory Note

Fidelity D & D Bancorp, Inc. (“Fidelity”) is filing this Current Report on Form 8-K for the purpose of incorporating by reference the information set forth herein, including the exhibits hereto, into (a) Fidelity’s Registration Statement on Form S-4 (File No. 333-236453), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2020, and amended on March 3, 2020 (as amended, the “Registration Statement”), and (b) the joint proxy statement/prospectus contained in the Registration Statement. The Registration Statement was declared effective on March 5, 2020 and the joint proxy statement/prospectus contained therein constitutes a prospectus of Fidelity under the Securities Act of 1933, as amended (the “Securities Act”), and a proxy statement of Fidelity and MNB Corporation (“MNB”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 8.01	Other Events.

On April 1, 2020, Fidelity and MNB issued press releases announcing that, due to the emerging public health impact of the coronavirus (COVID-19) pandemic, the locations of Fidelity’s special meeting of shareholders and MNB’s special meeting of shareholders each to be held on April 21, 2020 have been changed and each will be held in a virtual meeting format only. The purpose of the special meetings is to consider and vote upon certain proposals relating to the previously announced Agreement and Plan of Reorganization, dated as of December 9, 2019, by and among Fidelity, The Fidelity Deposit and Discount Bank, MNB and Merchants Bank of Bangor which provides, among other things, for the merger of MNB with and into Fidelity. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference. The press releases contain forward looking statements that should be read together with the important factors referred to or incorporated by reference in the “Caution Regarding Forward-Looking Statements” therein.

Further information regarding MNB’s change in location of special meeting can be found in the Notice of Change of Location of Special Meeting, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

ITEM 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description

99.1	Fidelity Press Release dated April 1, 2020
99.2	MNB Press Release dated April 1, 2020
99.3	MNB Notice of Change of Location of Special Meeting dated April 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY D & D BANCORP, INC>
(Registrant)

Dated: April 1, 2020	/s/ Salvatore R. DeFrancesco, Jr.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer